UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission file number                            001-34728

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Douglas Dynamics, L.L.C. 401(k) Plan

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Douglas Dynamics, Inc.

11270 W Park Place Suite 300

Milwaukee, Wisconsin 53224

REQUIRED INFORMATION

The following financial statements and supplemental information of the Douglas Dynamics, L.L.C. 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

Milwaukee, Wisconsin

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

December 31, 2022 and 2021

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

Report of Independent Registered Public Accounting Firm

Administrative Committee and Plan Participants

Douglas Dynamics, L.L.C. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Douglas Dynamics, L.L.C. 401(k) Plan (the Plan) as of December 31, 2022, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplemental information in the accompanying Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2022 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of Douglas Dynamics, L.L.C. 401(k) Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

Wipfli LLP

We have served as the Plan’s auditor since 2022.

June 20, 2023

Milwaukee, WI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Plan Participants

Douglas Dynamics, L.L.C. 401(k) Plan

Milwaukee, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Douglas Dynamics, L.L.C. 401(k) Plan (the Plan) as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Douglas Dynamics, L.L.C. 401(k) Plan as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Plan’s auditor from 2011 through 2022.

Charlotte, North Carolina

June 22, 2022

DOUGLAS DYNAMICS, L.L.C.
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2022 and 2021

	2022	2021
ASSETS
Participant-directed investments, at fair value	$120,942,513	$139,128,322
Contributions receivable	52,303	14,278
Notes receivable from participants	2,385,778	2,075,849

NET ASSETS AVAILABLE FOR BENEFITS	$123,380,594	$141,218,449

The accompanying notes are an integral part of the financial statements

DOUGLAS DYNAMICS, L.L.C.
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2022

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
Interest and dividends	$404,771

Interest income from notes receivable from participants	125,165

Contributions:
Company	5,086,410
Participants	8,958,748
Rollover	1,677,136

Total contributions	15,722,294

Total additions	16,252,230

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	10,683,982
Administrative expenses	262,574
Net depreciation in fair value of investments	23,143,529
Total deductions	34,090,085

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(17,837,855)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	141,218,449

End of year	$123,380,594

The accompanying notes are an integral part of the financial statements

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 1 - DESCRIPTION OF PLAN

The following is a brief description of the Douglas Dynamics, L.L.C. 401(k) Plan (the “Plan”) as in effect during 2022. Participants should refer to the Plan Document and Summary Plan Description for a more complete discussion of the provisions of the Plan.

General

The Plan is a defined contribution plan established on January 1, 1988 and most recently restated effective April 28, 2022. All employees (other than leased employees of Douglas Dynamics, L.L.C. (the “Company”) and its controlled group members who have adopted the plan) are eligible for participation in the Plan. Employees become participants on the first day of each calendar quarter following their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The plan was restated in 2022 to update it with required regulatory requirements and has been enhanced to offer additional plan design options. No significant changes were made to the plan as this restatement was part of the Internal Revenue Service (IRS) third cycle restatement process for pre-approved plan documents.

Contributions

Contributions to the Plan are made by the participants in the Plan and by the Company and are subject to the provisions of Section 401(k) of the Internal Revenue Code (IRC).

New employees that meet the requirements to participate in the Plan are automatically enrolled with a default 3% deferral rate, increasing each year until the participant reaches a 6% deferral rate, unless otherwise elected by the Plan participant.

Participants can contribute up to 70% of their eligible compensation, as defined, to the Plan, subject to limits set forth by the IRC. Participants who attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company has a Company matching percentage of 100% of contributions up to 3% of compensation, plus 50% of contributions over 3% of compensation up to 6% of compensation. Additional contributions could be made at the option of the Company’s Board of Managers subject to certain limitations set forth in the Plan. All participant and Company contributions are 100% vested.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various pooled separate accounts, mutual funds, Company stock and common collective trusts as investment options for participants.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings or losses. Allocations are based on the participant’s eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Notes receivable transactions are treated as a transfer between the investment fund and the notes receivable fund. Notes receivable terms range from one to five years, although a longer term is permitted if proceeds are for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear a reasonable fixed rate of interest to be determined by the Loan Administrator at the time the loan was made. Principal and interest are paid ratably through payroll deductions in those cases where repayment through payroll deduction is available. Payments of principal and interest are credited to the participant’s account.

Forfeitures

Forfeited nonvested accounts will be used to pay administrative expenses, reduce Company contributions, or be reallocated to participants. At December 31, 2022 and 2021, there were $1,092 and $1,209 of forfeited nonvested accounts available to reduce Company contributions and pay administrative expenses, respectively. During 2022, $9,728 of forfeitures were used to reduce Company contributions. During 2022, $54 of forfeitures were used to pay administrative expenses.

Benefit Payments

Plan benefits are payable upon retirement at age 65 or later, disability, death, financial hardship, or termination of employment. Upon death, a participant’s account will be paid to the beneficiary in a lump sum upon the valuation date immediately following death. If a participant is at least age

59-1/2, an election may be made generally once each year, online, to receive a payment consisting of all or part of the account balance.

If the participant’s vested account is $5,000 or greater, upon retirement or termination of employment other than death, the vested account will generally be paid in one single sum (subject to exceptions described in the Plan). For 2022, an account could be maintained up to age 72, at which time payment must be arranged. If the balance is less than $5,000, the entire balance will be distributed upon retirement or termination in one lump sum payment.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, the participants would become fully vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021.

Payment of Benefits

Benefits are recorded when paid.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of certain assets and liabilities. Actual results could differ from those estimates.

Plan Expenses

Pursuant to the terms of the Plan, the Company pays all of the administrative expenses of the Plan except for administrative expenses incurred in conjunction with early withdrawals, participant requested services, and loan distributions (which are paid by participants). Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

Subsequent Events

The Plan changed the investment line up effective June 1, 2023 to better align with industry best practices, decrease fees and increase returns to participants.

The Plan has evaluated subsequent events through June 20, 2023, the date the financial statements were issued.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as,
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Douglas Dynamics, Inc. common stock is valued at fair value based on the closing price reported in an active market where such shares are traded.

Mutual funds are valued at the net asset value (“NAV”) of shares held by the plan at year end.

Pooled separate accounts consist of various investment options (i.e. common stock, mutual funds, short-term securities, real estate) and are valued at the NAV which is based on the market value of its underlying investments. While the majority of the underlying asset values are quoted prices, the NAV of the pooled separate accounts is not publicly quoted and are determined by the insurance company. NAV is a readily determinable fair value and is the basis for current transactions.

Common collective trusts are valued at the NAV which is based on the market value of its underlying investments.  These funds are collective investment trusts that contain synthetic investment contracts comprised of both underlying investment and contractual components which have observable Level 1 or Level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.  NAV is used as an estimate of fair value, as the reporting entity has the ability to redeem its investment at NAV as of the measurement date as collective investment trusts can be redeemed on a daily basis. NAV is a readily determinable fair value and is the basis for current transactions.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Douglas Dynamics, Inc. common stock	$2,864,603	$-	$-	$2,864,603
Mutual funds	23,667,567	-	-	23,667,567
Pooled separate accounts	-	22,056,997	-	22,056,997
Common collective trusts	-	72,353,346	-	72,353,346
Total assets at fair value	$26,532,170	$94,410,343	$-	$120,942,513

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Douglas Dynamics, Inc. common stock	$2,946,862	$-	$-	$2,946,862
Mutual funds	27,051,999	-	-	27,051,999
Pooled separate accounts	-	27,919,792	-	27,919,792
Common collective trusts	-	81,209,669	-	81,209,669
Total assets at fair value	$29,998,861	$109,129,461	$-	$139,128,322

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Principal Life Insurance Company. Principal Life Insurance Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are exempt from the prohibited transaction rules at ERISA.

Certain Plan investments are shares of Douglas Dynamics, Inc. Common stock. The Plan held 79,220 and 75,444 shares of Douglas Dynamics, Inc. Common stock at December 31, 2022 and 2021 with a fair value of $2,864,603 and $2,946,862, respectively. During the years ended December 31, 2022 and 2021, purchases of shares by the Plan totaled $602,636 and $1,404,019, respectively, and sales of shares by the Plan totaled $482,256 and $1,065,136, respectively.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 5 - TAX STATUS

The IRS has determined and informed the Company by a letter dated June 30, 2020 that the volume submitter plan used by the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the accompanying financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE 7 – NON-EXEMPT TRANSACTIONS

In 2021 and 2022, the Company failed to remit certain employee deferral contributions for certain payroll periods within the timeframe prescribed by the Department of Labor. As of December 31, 2022, $461 of the delinquent contributions were corrected, and an additional $3,452 of delinquent contributions will be corrected in 2023. For the corrected contributions, the Company has filed the required Form 5330 with the IRS and paid the associated excise tax.

In 2020 and 2021, due to an error in the setup of certain payroll codes, certain employees did not have the opportunity to make deferral contributions (and receive any related Company matching contributions) related to certain otherwise eligible compensation. In accordance with IRS correction principles, the Company made an aggregate corrective contribution of $111,048 into the Plan. These are considered non-exempt transactions and were corrected on February 14, 2022. For these corrected contributions, the Company has filed the required Form 5330 with the IRS and paid the associated excise tax.

SUPPLEMENTAL INFORMATION

DOUGLAS DYNAMICS, L.L.C.
401(k) PLAN
SCHEDULE H, LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2022

Name of Plan Sponsor:	DOUGLAS DYNAMICS, L.L.C.
Employer Identification Number:	42-1623692
Three Digit Plan Number:	006

2021 Participant Contributions Transferred Late to Plan		Total that Constitute Non-Exempt Prohibited Transactions
Amount Withheld	Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$461	☑		$461

2022 Participant Contributions Transferred Late to Plan		Total that Constitute Non-Exempt Prohibited Transactions
Amount Withheld	Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$3,452	☐	$3,452

DOUGLAS DYNAMICS, L.L.C.
401(k) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022

Name of Plan Sponsor:	DOUGLAS DYNAMICS, L.L.C.
Employer Identification Number:	42-1623692
Three Digit Plan Number:	006

	(b)	(c)
	Identity of Issuer,	Description of Investment		(e)
	Borrower, Lessor,	including maturity date, rate of interest,	(d)	Current
(a)	or Similar Party	collateral, par, or maturity value	Cost (2)	Value

*	Douglas Dynamics, Inc. Common Stock	Company Common Stock		$2,864,603
*	Principal Life Insurance Company	Large Cap S&P 500 Index - pooled separate account		7,654,948
*	Principal Life Insurance Company	Small Cap S&P 600 Index - pooled separate account		3,841,682
*	Principal Life Insurance Company	Bond Market Index - pooled separate account		830,730
*	Principal Life Insurance Company	Large Cap Value I - pooled separate account		5,305,093
*	Principal Life Insurance Company	International Equity Index - pooled separate account		489,019
*	Principal Life Insurance Company	Stock - pooled separate account		97,969
*	Principal Life Insurance Company	Core Plus Bond - pooled separate account		1,926,341
*	Principal Life Insurance Company	Mid-Cap Value I - pooled separate account		861,537
*	Principal Life Insurance Company	Mid-Cap S&P 400 Index - pooled separate account		1,049,678
*	Principal Global Investors	Lifetime Hybrid Income - common collective trust		441,482
*	Principal Global Investors	Lifetime 2010 - common collective trust		1,260,845
*	Principal Global Investors	Lifetime 2020 - common collective trust		7,547,525
*	Principal Global Investors	Lifetime 2030 - common collective trust		23,382,921
*	Principal Global Investors	Lifetime 2040 - common collective trust		15,013,528
*	Principal Global Investors	Lifetime 2050 - common collective trust		11,903,240
*	Principal Global Investors	Lifetime 2060 - common collective trust		5,355,838
*	Principal Global Investors	Stable Value - common collective trust		7,447,967
	The Vanguard Group	Vanguard Windsor Admiral - mutual fund		4,426,275
	The Vanguard Group	High Yield Corporate- mutual fund		1,401,289
	The Vanguard Group	Vanguard Explorer Admiral - mutual fund		2,002,887
	T. Rowe Price	Capital Appreciation - mutual fund		6,084,868
	T. Rowe Price	Mid-Cap Growth - mutual fund		3,802,982
	American Century Investments	Small Cap Value - mutual fund		1,188,314
	American Funds	American - mutual fund		1,961,818
	Legg Mason	Clearbridge International Growth Fund - mutual fund		2,021,526
	Oppenheimer	Oppenheimer Developing Markets Y Fund - mutual fund		777,608
*	Participants	Notes receivable from participants (1)	$-	2,385,778

				$123,328,291

*Party-in-interest as defined by ERISA.

(1)	Bearing interest rates ranging from 5.25 to 9.5 percent and maturing at various dates through August 2032.
(2)	Not applicable - participant directed investments except for notes receivable from participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOUGLAS DYNAMICS, L.L.C. 401(K) PLAN

Dated: June 20, 2023	By:	/s/ Sarah Lauber
Sarah Lauber
Chief Financial Officer and Secretary of Douglas Dynamics, Inc.

EXHIBIT INDEX

DOUGLAS DYNAMICS, L.L.C. 401(K) PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

Exhibit No.	Description

23.1	Consent of Wipfli LLP
23.2	Consent of CliftonLarsonAllen LLP